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                               July 24, 2023

       Jason Fox
       Chief Executive Officer
       Net Lease Office Properties
       One Manhattan West, 395 9th Avenue, 58th Floor
       New York, New York 10001

                                                        Re: Net Lease Office
Properties
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted June 23,
2023
                                                            CIK No. 0001952976

       Dear Jason Fox:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 11, 2022 letter.

       Revised Draft Registraton Statement on Form 10

       The Separation and Distribution Agreement, page 54

   1. We noted only minor revisions in response to prior comment 2, therefore we reissue the comment. We note your
disclosure that the Separation and Distribution Agreement
                                                        identifies the assets
to be transferred, the liabilities to be assumed and the contracts to be assigned to each of you
and WPC as part of the Separation. Please expand your disclosure to identify and
quantify the material liabilities and obligations to be allocated pursuant to your Separation and
Distribution Agreement and related agreements. In addition, please revise to briefly
describe these liabilities and obligations in the summary.
 Jason Fox
Net Lease Office Properties
July 24, 2023
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameJason Fox
                                                          Division of
Corporation Finance
Comapany NameNet Lease Office Properties
                                                          Office of Real Estate
& Construction
July 24, 2023 Page 2
cc:       Darren Guttenberg, Esq.
FirstName LastName